December 4, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Morgan Stanley Capital I Inc.
Registration Statement on Form SF-3
File No. 333-206582

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 4:00 p.m. (Eastern time) on December 9, 2015, or as soon as practicable thereafter.

The Registrant acknowledges to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  The Registrant further acknowledges that it may not assert staff comments or a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MORGAN STANLEY CAPITAL I INC.

By:	/s/ Kevin Ng
Name: Kevin Ng
Title: President